Mr. Edward A. Cespedes
President and Chief Financial Officer
theglobe.com
110 East Broward Boulevard
Suite 1400
Fort Lauderdale, FL  33301

								June 1, 2005

Re:  	theglobe.com
      Form 10-KSB for the fiscal year ended December 31, 2004
	Filed March 30, 2005
	File No. 0-25053

Dear Mr. Cespedes:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,


								Carlos Pacho